EXHIBIT 12.1

MASTERCARD INCORPORATED
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Six Months Ended	Years Ended December 31,
	June 30, 2016	2015	2014	2013	2012	2011
	(in millions, except ratios)
Pre-tax income before adjustment for non-controlling interests	$2,699	$4,952	$5,082	$4,502	$3,932	$2,746
Loss attributable to non-controlling interests and equity investments	9	89	27	37	25	18
Add: Fixed charges	43	63	50	20	25	29
Earnings	$2,751	$5,104	$5,159	$4,559	$3,982	$2,793
Fixed charges:
Interest expense	$42	$61	$48	$14	$20	$25
Portion of rental expense under operating leases deemed to be the equivalent of interest [1]	1	2	2	6	5	4
Total fixed charges	$43	$63	$50	$20	$25	$29
Ratio of earnings to fixed charges	64.0	81.0	103.2	228.0	159.3	96.3

1 Portion of rental expense under operating leases deemed to be the equivalent of interest at an appropriate interest factor.